UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

ALLSTAR RESTAURANTS
(Name of Issuer)

Common Stock
(Title of Class of Securities)

01989L106
________________
(CUSIP Number)

Mr. Guozhu Wang
24th Floor, Building A, Zhengxin Mansion, No. 5 of 1st Gaoxin Road
Hi-Tech Development Zone, Xi’an City, PRC
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 12, 2010
__________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01989L106

1.           Names of Reporting Persons

Guozhu Wang

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           □
(b)           □

3.           SEC Use Only

4.           Source of Funds (See Instructions)
AF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  □

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Bene-	7.	Sole Voting Power 5,913,600
ficially Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 5,913,600
	10.	Shared Dispositive Power 0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person
  5,913,600

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      □

13.           Percent of Class Represented by Amount in Row (11)
  15.38%**

14.           Type of Reporting Person (See Instructions)
  IN

**This calculation is based upon 38,450,000 shares of common stock of Allstar Restaurants outstanding as of February 12, 2010, as reported in Allstar Restaurants’s report on Form 8-K dated as of February 19, 2010.

Item 1.                      Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.001 par value, of Allstar Restaurants, a Nevada corporation (the “Issuer”). The principal offices of the Issuer are located at 24th Floor, Building A, Zhengxin Mansion, No. 5 of 1st Gaoxin Road, Hi-Tech Development Zone, Xi’an City, PRC710075.

Item 2. Identity and Background

(a)	This statement is being filed by Mr. Guozhu Wang (the “Reporting Person”).

(b)	The Reporting Person’s business address is 24th Floor, Building A, Zhengxin Mansion, No. 5 of 1st Gaoxin Road, Hi-Tech Development Zone, Xi’an City, PRC710075.

(c)
The Reporting Person is a director and Chief Executive Officer of the Issuer. The Issuer’s principal business address is 24th Floor, Building A, Zhengxin Mansion, No. 5 of 1st Gaoxin Road, Hi-Tech Development Zone, Xi’an City, PRC710075.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China (the “PRC”).

Item 3.                      Source and Amount of Funds or Other Consideration

On February 12, 2010, the Issuer executed and consummated a Merger Agreement and Plan of Reorganization dated February 12, 2010 (the “Merger Agreement”), by and among the Issuer, Allstar Acquisitions Co., a Delaware corporation which is a wholly owned subsidiary of the Issuer, China Qinba Pharmaceuticals, Inc., a Delaware corporation (“China Qinba Pharmaceuticals”), Terry G. Bowering, and the majority Shareholders of China Qinba Pharmaceuticals, Inc. (“the Merger Transaction”).

In the Merger Transaction, through the Issuer’s wholly-owned subsidiary Allstar Acquisitions Co., the Issuer acquired control of China Qinba Pharmaceuticals and Xi-an Development Pharmaceuticals Co., Ltd. (“WFOE”), China Qinba Pharmaceuticals’s wholly-owned subsidiary, a wholly foreign-owned enterprise organized under the laws of the People’s Republic of China, by issuing to all of the China Qinba Pharmaceuticals shareholders shares of the Issuer’s common stock as consideration for all of the outstanding capital stock of China Qinba Pharmaceuticals.

At the closing of the Merger Transaction (the “Closing”), the Issuer issued 33,600,000 shares of common stock to all of the China Qinba Pharmaceuticals shareholders as merger consideration for 100% of the common stock of China Qinba Pharmaceuticals, among which 5,913,600 shares were issued to the Reporting Person in exchange for the 4,928,000 shares of common stock of China Qinba Parmaceuticals owned by the Reporting Person. Additionally, pursuant to the Merger Agreement, Terry Bowering transferred 5,100,000 shares of common stock of Allstar Restaurants for cancellation in exchange for 100% of the issued and outstanding shares of China Doll Foods Ltd., a wholly-owned subsidiary of the Issuer, d/b/a China Doll Restaurant and Lounge. Immediately after the Closing, the Issuer had a total of 38,450,000 shares of common stock outstanding, with all of the China Qinba Pharmaceuticals shareholders (and their assignees) owning approximately 87.39 % of our outstanding common stock, and the balance held by those who held our common stock prior to the Closing.

Item 4. Purpose of Transaction

The Merger Transaction was part of a series of transactions undertaken by the Issuer in order to accomplish the acquisition of the business of Xi’an Qinba Pharmaceuticals Co., Ltd., a company organized under the law of the People’s Republic of China (“Xi’an Qinba”), by the Issuer.

Other transactions included, without limitation:

•
the resignation of the Issuer’s Chief Executive Officer and principal financial officer, and the appointment of a new Chief Executive Officer and director, a new Chief Financial Officer and a new President on February 12, 2010;

•
a prospective change in control of the Issuer under which the Issuer’s former sole director resigns and four new directors are appointed to its board of directors, subject to the filing and dissemination of an information statement on Schedule 14f-1;

•
the Merger Agreement entered into by and among the Issuer, Allstar Acquisitions Co., China Qinba Pharmaceuticals, , Terry G. Bowering and the majority shareholders of China Qinba Pharmaceuticals, pursuant to which the Issuer issued 33,600,000 shares of common stock to all of the China Qinba Pharmaceuticals Shareholders as merger consideration for 100% of the common stock of China Qinba Pharmaceuticals;

•
a Share Exchange Agreement, dated February 12, 2010, by and between Terry Bowering and the Company, pursuant to which Terry Bowering transferred 5,100,000 shares of common stock of Allstar Restaurants for cancellation in exchange for 100% of the issued and outstanding shares of China Doll Foods Ltd.

As a result of the Merger Transaction, Xi’an Qinba serves as the Issuer’s operating entity. The Issuer controls Xi’an Qinba via WFOE, the Issuer’s indirect wholly-owned subsidiary, through a series of contractual agreements entered into between WFOE and Xi’an Qinba.

Except as set forth herein, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in  paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.                      Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 5,913,600 shares of the Issuer’s common stock, which represents approximately 15.38% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 5,913,600 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares has reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 5,913,600 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements pursuant to the Merger Transaction and the Merger Agreement described above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

1.
Merger Agreement and Plan of Reorganization, dated February 12, 2010, by and among the Issuer, Allstar Acquisitions Co., China Qinba Pharmaceuticals, Inc., Terry G. Bowering and the majority Shareholders of China Qinba Pharmaceuticals, Inc. ( incorporated by reference to the exhibits to the Issuer’s Current Report on Form 8-K filed with the SEC on February 19, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2010	By:	/s/ Guozhu Wang
Name: Guozhu Wang